Exhibit (d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA VARIABLE PRODUCTS TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Funds*	Adviser Class	Class I	Class R6	Class S	Class S2
Voya MidCap Opportunities Portfolio Initial Term Expires May 1, 2006 Initial Term for Class S2 Expires May 1, 2010 Initial Term for Class R6 Expires May 1, 2017	1.40%	0.90%	0.90%	1.10%	1.30%
Voya SmallCap Opportunities Portfolio Term Expires May 1, 2010 Initial Term for Class R6 Expires May 1, 2017	1.42%	0.92%	0.92%	1.17%	1.32%

/s/ H.E.
HE

Effective Date: November 20, 2015 to reflect the addition of Class R6 shares for Voya MidCap Opportunities Portfolio and Voya SmallCap Opportunities Portfolio.

* This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.